[redacted]

15047007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 45497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Resources LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick	RI	02888
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David P. Krekorian CPA, MST; David P. Krekorian CPA LTD
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue	Cranston	RI	02920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A B 3/9

3/4/15

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E Wright
Signature

PRINCIPAL
Title

Mary A. Magnan
Notary Public MCE 6/12/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)1

Diversified Resources LLC

Financial Statements

And Supplementary Information

For the Year Ended December 31, 2014

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET

Table of Contents

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

Independent Auditor's Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard
Warwick, RI 02888

Report on the Financial Statements

I have audited the accompanying balance sheet of Diversified Resources LLC (the LLC) as of December 31, 2014 and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the LLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

DAVID P. KREKORIAN CPA, LTD.

February 24, 2015

Diversified Resources LLC
Balance Sheet
December 31, 2014

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$ 25,030	$ 0	$ 25,030
12b(1) fees receivable	3,610	7,556	11,166
Commissions receivable	128	417	545
Account management fees receivable	71,733	149,781	221,514
Prepaid expense	0	5,564	5,564
TOTAL CURRENT ASSETS	100,501	163,318	263,819
FURNITURE AND EQUIPMENT- net	0	4,060	4,060
OTHER ASSET:			
Securities available for sale	40,631		40,631
TOTAL ASSETS	$ 141,132	$ 167,378	$ 308,510

LIABILITIES AND MEMBER'S CAPITAL

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$ 77,537	$ 0	$ 77,537
Employee withholdings	4,396	0	4,396
TOTAL CURRENT LIABILITIES	81,933		81,933
Member's capital	59,199	167,378	226,577
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 141,132	$ 167,378	$ 308,510

The accompanying notes are an integral part of the financial statements.

Diversified Resources LLC
Statement of Revenue and Expenses
For the Year Ended December 31, 2014

REVENUES:		
Mutual fund commission income	$	99,596
Account management fees		880,996
Insurance products commissions		38,618
Dividend income		1,217
Advisory fees		2,789
Capital gain income		2,550
TOTAL REVENUE		1,025,766
EXPENSES:		
Advertising		398
Automobile expenses		16,698
Commissions		362,050
Communications		5,772
Continuing professional education		466
Depreciation		2,110
Employee pension contribution		14,052
Entertainment		6,501
Insurances		9,457
Member's pension		52,000
Office expenses		11,132
Payroll		83,320
Payroll taxes		8,129
Professional fees		7,935
Regulatory and compliance fees		9,124
Rent		24,000
Taxes		500
Utilities		2,584
TOTAL EXPENSES		616,228
NET INCOME	$	409,538

The accompanying notes are an integral part of the financial statements.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2014

Member's capital, beginning of the year	$	223,550
Comprehensive income:		
Net income		409,538
Other comprehensive income:		
Unrealized holding income arising during the year		(4,545)
TOTAL COMPREHENSIVE INCOME		404,993
Add: member's capital contributions		68,720
Less: member's distributions		(470,686)
Member's capital, end of the year	$	226,577

The accompanying notes are an integral part of the financial statements.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 409,538
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,110
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	3,246
Commissions receivable	161
Account management fees receivable	(16,668)
Prepaid expense	(2,770)
Accrued expenses	303
Employee withholdings	3,170
TOTAL ADJUSTMENTS	(10,448)
NET CASH PROVIDED BY OPERATING ACTIVITIES	399,090
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of securities available for sale	(3,767)
Purchases of property and equipment	(415)
NET CASH USED IN INVESTING ACTIVITIES	(4,182)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's distributions	(470,686)
Member's capital contribution	68,720
NET CASH USED IN FINANCING ACTIVITIES	(401,966)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(7,058)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	32,088
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,030

The accompanying notes are an integral part of the financial statements.

1. Business Activity

Operated as a limited liability company organized as of January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) and Rule 15c3-3(k)(1) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 6). The majority of activity arises from Southeastern New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Diversified Resources LLC is presented to assist in understanding the LLC's financial statements. The financial statements and their notes are representations of the LLC's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2014. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2014. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Investments

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission income from securities transactions, investment management fees and variable contracts is recorded on a trade date basis, or when earned.

Advertising

The Company expenses all advertising when incurred. There was $ 398 of advertising expenditures during the year ended December 31, 2014.

Depreciation

Depreciation is computed using the straight-line method over estimated useful lives of 3 to 7 years.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

The following major classes are stated at cost at December 31, 2014:

Office equipment	$ 25,678
Furniture and fixtures	14,339
	40,017
Less, accumulated depreciation	35,957
	$ 4,060

4. Securities Available for Sale and Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the inputs to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset either directly or indirectly.
Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3
Securities – available for sale	$ 40,631	$ -0-	$ -0-

The following are stated as of December 31, 2014:

	Cost	Fair Value	Unrealized Holding Loss
Mutual funds	$ 41,843	$ 40,631	$ (1,212)

The accumulated other comprehensive income (loss) at December 31, 2014 was $ (1,212).

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule 15c3-1(a)(2)(vi), which requires that the LLC maintain minimum net capital of $ 5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2014, the LLC had a net capital of $ 53,104, which was $ 47,642 in excess of its required net capital of $5,462. At December 31, 2014, the LLC's percentage of aggregate indebtedness to net capital was 154.29%.

5. Net Capital, Possession or Control, and Reserve Requirements (continued)

The LLC is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

6. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2014 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks payable to itself, nor does it accept cash.

7. Pension Plan

The LLC's member maintains a SEP IRA plan which includes the LLC's employee. The amount of annual contributions is at the discretion of management. The annual 2014 contribution for the employee is $ 14,052.

8. Related Party Transaction

The LLC rents its office space from its member on a month-to-month basis. During 2014, the LLC paid $24,000 in rent.

9. Commitment and Contingency

The LLC maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 at December 31, 2014. The LLC's checking account may, at times, exceed federally insured limits. The LLC has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The LLC believes it is not exposed to any significant credit risk on its cash.

10. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB ASC 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The interpretation requires the LLC to internally monitor its tax positions to determine whether any are uncertain. The LLC takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The LLC is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow-through to its member. The 2010, 2011, 2012 and 2013 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

11. Subsequent Events

The LLC has evaluated subsequent events through February 24, 2015, which is the date the 2014 financial statements were available to be issued. For the period January 1, 2015 to February 24, 2015, the LLC distributed $ 120,000 to its member.

The LLC ownership is in process of changing during 2015 – Firm CMA (Change in Firm Ownership) is currently under review at FINRA.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DIVERSIFIED RESOURCES, LLC — as of 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 226,577	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			226,577	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 226,577	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 167,378	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(167,378)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 59,199	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options	6,095	3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	(6,095)	3740
10. Net Capital			$ 53,104	3750

OMIT PENNIES

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2014. The differences are immaterial.

Schedule I

BROKER OR DEALER
DIVERSIFIED RESOURCES, LLC as of 12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	5,462	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,462	3760
14. Excess net capital (line 10 less 13)	$	47,642	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	44,911	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	81,933	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	81,933	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	154.29%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2014. The differences are immaterial.

Schedule II

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REVIEW REPORT ON EXEMPTION REQUIRED BY SEC RULE 17a-5

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard
Warwick, RI 02888

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Diversified Resources, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Diversified Resources, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Diversified Resources, LLC stated that Diversified Resources, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Diversified Resources, LLC, management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)of Rule 15c3-3 under the Securities Exchange Act of 1934.

DAVID P KREKORIAN CPA, LTD

February 24, 2015

Diversified Resources LLC
Exemption Report Required by SEC Rule 17a-5
December 31, 2014

Diversified Resources, LLC (the "LLC") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the LLC states the following:

(1) The LLC claims an exemption from 17 C.F.R. S 240.15c3-3(k)(1) (the "exemption provision") and (2) the LLC met the exemption provision throughout the most recent fiscal year, January 1, 2014 to December 31, 2014 without exception.

DIVERSIFIED RESOURCES, LLC

MEMBER

February 24, 2015

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard
Warwick, RI 02888

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Diversified Resources LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diversified Resources LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Diversified Resources LLC's management is responsible for the Diversified Resources LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.(if applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DAVID P. KREKORIAN CPA, LTD.

February 24, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1472********************MIXED AADC 220
045497 FINRA DEC
DIVERSIFIED RESOURCES LLC
70 JEFFERSON BLVD
WARWICK RI 02888-1056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

M. Magnan (401) 941-1500

2. A. General Assessment (item 2e from page 2) $ 2216.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (1096.00)

29 Jul 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1120.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1120.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIVERSIFIED RESOURCES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRINCIPAL
(Title)

Dated the 24 day of FEBRUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,025,766.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	135,519.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,767.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00	
Enter the greater of line (i) or (ii)	
Total deductions	139,286.00
2d. SIPC Net Operating Revenues	$ 886,480.00
2e. General Assessment @ .0025	$ 2,216.00 (to page 1, line 2.A.)